BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	March 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	11	$298	$355
Restricted cash	12	159	154
Trade receivables and other current assets	13	586	623
Financial instrument assets	3	59	40
Due from related parties	16	490	412
Assets held for sale	2	773	—
		2,365	1,584
Financial instrument assets	3	74	68
Equity-accounted investments	10	372	372
Property, plant and equipment, at fair value	6	34,009	36,097
Intangible assets		228	233
Goodwill		898	970
Deferred income tax assets	5	70	40
Other long-term assets		117	109
Total Assets		$38,133	$39,473
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	$398	$450
Financial instrument liabilities	3	171	198
Due to related parties	16	913	694
Non-recourse borrowings	7	898	775
Provisions		339	292
Liabilities directly associated with assets held for sale	2	408	—
BEPC exchangeable and class B shares	9	7,336	7,430
		10,463	9,839
Financial instrument liabilities	3	405	498
Non-recourse borrowings	7	11,401	12,047
Deferred income tax liabilities	5	3,997	4,200
Provisions		617	633
Other long-term liabilities		512	531
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	8	9,683	10,290
Participating non-controlling interests – in a holding subsidiary held by the partnership	8	241	258
The partnership	9	814	1,177
Total Equity		10,738	11,725
Total Liabilities and Equity		$38,133	$39,473

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Corporation:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Corporation	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended March 31
	Notes	2021	2020
Revenues	16	$839	$853
Other income		14	10
Direct operating costs		(338)	(279)
Management service costs	16	(55)	(29)
Interest expense	7	(220)	(168)
Share of earnings from equity-accounted investments	10	2	1
Foreign exchange and financial instrument gain	3	34	35
Depreciation	6	(290)	(259)
Other		(146)	(9)
Remeasurement of BEPC exchangeable and class B shares	9	94	—
Income tax recovery (expense)
Current	5	(13)	(19)
Deferred	5	17	(41)
		4	(60)
Net income (loss)		$(62)	$95
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	8	$(56)	$29
Participating non-controlling interests – in a holding subsidiary held by the partnership	8	3	4
The partnership		(9)	62
		$(62)	$95
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended March 31
	Notes	2021	2020
Net income (loss)		$(62)	$95
Other comprehensive income (loss) that will not be reclassified to net income:
Revaluations of property, plant and equipment	6	(272)	—
Actuarial loss on defined benefit plans		5	(2)
Deferred income taxes on above items		44	1
Total items that will not be reclassified to net income		(223)	(1)
Other comprehensive (loss) income that may be reclassified to net income:
Foreign currency translation		(634)	(1,483)
Gains (losses) arising during the period on financial instruments designated as cash-flow hedges	3	95	(11)
Unrealized gain on foreign exchange swaps net investment hedge	3	21	21
Reclassification adjustments for amounts recognized in net income	3	(60)	(21)
Deferred income taxes on above items		(10)	4
Total items that may be reclassified subsequently to net income		(588)	(1,490)
Other comprehensive income (loss)		(811)	(1,491)
Comprehensive income (loss)		$(873)	$(1,396)
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	8	$(507)	$(805)
Participating non-controlling interests – in a holding subsidiary held by the partnership	8	(16)	(55)
The partnership		(350)	(536)
		$(873)	$(1,396)

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income				Non-controlling interests
UNAUDITED THREE MONTHS ENDED MARCH 31 (MILLIONS)	The partnership	Foreign currency translation	Revaluation surplus	Other	Total	Participating non-controlling interests – in a holding subsidiary held by the partnership	Participating non-controlling interests – in operating subsidiaries	Total equity
Balance, as at December 31, 2020	$(5,826)	$(1,350)	$8,381	$(28)	$1,177	$258	$10,290	$11,725
Net income	(9)	—	—	—	(9)	3	(56)	(62)
Other comprehensive income (loss)	—	(217)	(136)	12	(341)	(19)	(451)	(811)
Capital contributions	—	—	—	—	—	—	27	27
Dividends declared	—	—	—	—	—	—	(136)	(136)
Other	(36)	—	23	—	(13)	(1)	9	(5)
Change in period	(45)	(217)	(113)	12	(363)	(17)	(607)	(987)
Balance, as at March 31, 2021	$(5,871)	$(1,567)	$8,268	$(16)	$814	$241	$9,683	$10,738

Balance, as at December 31, 2019	$1,452	$(956)	$6,853	$(1)	$7,348	$268	$10,258	$17,874
Net income	62	—	—	—	62	4	29	95
Other comprehensive income (loss)	—	(602)	—	4	(598)	(59)	(834)	(1,491)
Capital contributions	50	—	—	—	50	—	5	55
Dividends declared	(141)	—	—	—	(141)	—	(139)	(280)
Other	—	—	—	5	5	—	7	12
Change in period	(29)	(602)	—	9	(622)	(55)	(932)	(1,609)
Balance, as at March 31, 2020	$1,423	$(1,558)	$6,853	$8	$6,726	$213	$9,326	$16,265
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended March 31
(MILLIONS)	Notes	2021	2020
Operating activities
Net (income) loss		$(62)	$95
Adjustments for the following non-cash items:
Depreciation	6	290	259
Unrealized financial instruments gain	3	(17)	(35)
Share of earnings from equity-accounted investments	10	(2)	(1)
Deferred income tax (recovery) expense	5	(17)	41
Other non-cash items		50	(10)
Remeasurement of BEPC exchangeable shares and class B shares	9	(94)	—
Dividends received from equity-accounted investments	10	—	2
Changes in payable to or due from related parties		24	25
Net change in working capital balances		120	(9)
		292	367
Financing activities
Proceeds from non-recourse borrowings	7	303	564
Repayment of non-recourse borrowings	7	(297)	(429)
Repayment of lease liabilities		(7)	(7)
Capital contributions from non-controlling interests	8	27	5
Capital contributions from the partnership	8	—	50
Distributions paid and return of capital:
To participating non-controlling interests	8	(136)	(137)
To the partnership	9,10	—	(100)
Related party borrowings, net	16	53	(29)
		(57)	(83)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	2	—	(105)
Investment in property, plant and equipment	6	(239)	(33)
Restricted cash and other	12	(38)	(30)
		(277)	(168)
Foreign exchange loss on cash		(10)	(12)
Cash and cash equivalents
(Decrease) Increase		(52)	104
Net change in cash classified within assets held for sale		(5)	—
Balance, beginning of period		355	304
Balance, end of period		$298	$408
Supplemental cash flow information:
Interest paid		$205	$132
Interest received		$5	$5
Income taxes paid		$7	$2
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

BROOKFIELD RENEWABLE CORPORATION
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Brookfield Renewable Corporation (“BEPC” or the “company) and its subsidiaries, own and operate a portfolio of renewable energy power generating facilities primarily in North America, Europe, Colombia and Brazil. BEPC was formed as a corporation established under the British Columbia Business Corporation Act on September 9, 2019 and is a subsidiary of Brookfield Renewable Partners L.P. (“BEP”), or, collectively with its controlled subsidiaries, including BEPC (“Brookfield Renewable”, or, collectively with its controlled subsidiaries, excluding BEPC, (the “partnership”). Brookfield Asset Management Inc. (“Brookfield Asset Management” or together with its controlled subsidiaries, excluding Brookfield Renewable, “Brookfield”) is our company’s ultimate parent.
The class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”.
The registered head office of Brookfield Renewable Corporation is 250 Vesey Street, New York, NY, United States.

Brookfield Renewable Corporation	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
These unaudited interim condensed consolidated financial statements (“interim financial statements”) of our company and its subsidiaries have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34 as issued by the International Accounting Standards Board or the IASB and using the accounting policies described below.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with our company’s December 31, 2020 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These interim financial statements were authorized for issuance by the Board of Directors of our company and authorized of issue on May 4, 2021.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, €, R$, and COP are to United States (“U.S.”) dollars, Euros, Brazilian reais, and Colombian pesos, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of presentation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
Consolidation
These interim consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.
(c) Recently adopted accounting standards
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of Interbank Offered Rates ("IBOR") reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
The company has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption is not expected to have a significant impact on the company’s financial reporting.

Brookfield Renewable Corporation	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

(d) Future changes in accounting policies
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. The company is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on the company.
2.  ASSETS HELD FOR SALE
As at March 31, 2021, assets held for sale within the company's operating segments include wind facilities in the United States.
Subsequent to quarter-end, the company, together with its institutional partners, entered into a binding agreement for the sale of its 100% interest in a 391 MW wind portfolio in the United States ("U.S. Wind Portfolio") for proceeds of $365 million ($161 million net to the company). A revaluation of the U.S. Wind Portfolio was performed in accordance with our accounting policy election to apply the revaluation method. The company holds approximately 20% to 100% economic interest in each of the project entities within the U.S. Wind Portfolio and a 100% voting interest. The transaction is subject to closing conditions, including regulatory and lender approvals.
The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	March 31, 2021
Assets
Cash and cash equivalents	$5
Restricted cash	9
Trade receivables and other current assets	14
Property, plant and equipment	744
Other long-term assets	1
Assets held for sale	773
Liabilities
Current liabilities	10
Long-term debt	369
Other long-term liabilities	29
Liabilities directly associated with assets held for sale	408
3.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
The company`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. The company uses financial instruments primarily to manage these risks.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Brookfield Renewable Corporation	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.
The following table presents our company's assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	March 31, 2021				December 31, 2020
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$298	$—	$—	$298	$355
Restricted cash(1)	245	—	—	245	229
Financial instrument assets(2)
Energy derivative contracts	—	36	42	78	104
Interest rate swaps	—	19	—	19	—
Foreign exchange swaps	—	36	—	36	4
Property, plant and equipment	—	—	34,009	34,009	36,097
Liabilities measured at fair value:
Financial instrument liabilities(2)
Energy derivative contracts	—	(32)	—	(32)	(27)
Interest rate swaps	—	(190)	—	(190)	(244)
Foreign exchange swaps	—	—	—	—	(23)
Tax equity	—	—	(354)	(354)	(402)
Liabilities for which fair value is disclosed:
BEPC exchangeable and class B shares(3)	(7,336)	—	—	(7,336)	(7,430)
Non-recourse borrowing(2)	(2,000)	(11,405)	—	(13,405)	(14,595)
Total	$(8,793)	$(11,536)	$33,697	$13,368	$14,068
(1)Includes both the current amount and long-term amount included in Other long-term assets.
(2)Includes both current and long-term amounts.
(3)BEPC class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 2(i) – Basis of presentation and significant accounting policies, the BEPC class C shares meet certain qualifying criteria and are presented as equity. See Note 9 – BEPC Exchangeable shares, BEPC Class B shares and BEPC Class C shares
There were no transfers between levels during the three months ended March 31, 2021.

Brookfield Renewable Corporation	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

Financial instruments disclosures
The aggregate amount of our company's net financial instrument positions are as follows:

	March 31, 2021			December 31, 2020
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$78	$32	$46	$77
Interest rate swaps	19	190	(171)	(244)
Foreign exchange swaps	36	—	36	(19)
Tax equity	—	354	(354)	(402)
Total	133	576	(443)	(588)
Less: current portion	59	171	(112)	(158)
Long-term portion	$74	$405	$(331)	$(430)
(a)   Tax equity
The company owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized in the Foreign exchange and financial instruments (gain) loss in the consolidated statements of income.
(b)   Energy derivative contracts
The company has entered into energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in our company's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(c)   Interest rate hedges
The company has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(d)   Foreign exchange swaps
The company has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
The following table reflects the gains (losses) included in Foreign exchange and financial instrument loss in the interim consolidated statements of income for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2021	2020
Energy derivative contracts	$(19)	$5
Interest rate swaps	25	(3)
Foreign exchange swaps	45	48
Tax equity	14	1
Foreign exchange gain (loss)	(31)	(16)
	$34	$35

Brookfield Renewable Corporation	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive loss for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2021	2020
Energy derivative contracts	$48	$40
Interest rate swaps	40	(51)
Foreign exchange swaps	7	—
	95	(11)
Foreign exchange swaps - net investment	21	21
	$116	$10
The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive loss for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2021	2020
Energy derivative contracts	$(62)	$(24)
Interest rate swaps	2	3
	$(60)	$(21)
4. SEGMENTED INFORMATION
The company’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the operations, manage the operations, and allocate resources based on the type of technology, in conjunction with other segments of Brookfield Renewable.
The operations of the company are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) energy transition and 5) corporate. This best reflects the way in which the CODM reviews the results of our company.
In accordance with IFRS 8, Operating Segments, the company discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of presentation and significant accounting policies.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects our company’s share from facilities which it accounts for using consolidation and the equity method whereby the company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides shareholders perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to our company’s shareholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include our company’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by our company apportioned to each of the above-noted items.
The company does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent our company’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our company’s legal claims or exposures to such items.
The company reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.

Brookfield Renewable Corporation	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

The company analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations. Adjusted EBITDA and Funds From Operations are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities.
The company uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments and other typical non-recurring items.
The company uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests.

Brookfield Renewable Corporation	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2021:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Energy Transition	Corporate	Total
Revenues	$235	$66	$37	$31	$—	$369	$(13)	$483	$839
Other income	7	4	2	—	—	13	—	1	14
Direct operating costs	(83)	(25)	(12)	(11)	—	(131)	5	(212)	(338)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	8	—	8
Adjusted EBITDA	159	45	27	20	—	251	—	272
Management service costs	—	—	—	—	(55)	(55)	—	—	(55)
Interest expense(1)	(36)	(10)	(14)	(5)	—	(65)	2	(105)	(168)
Current income taxes	(5)	—	—	—	—	(5)	—	(8)	(13)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(2)	—	(2)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(159)	(159)
Funds From Operations	118	35	13	15	(55)	126	—	—
Depreciation	(60)	(34)	(22)	(10)	—	(126)	3	(167)	(290)
Foreign exchange and financial instruments gain (loss)	3	(11)	4	1	1	(2)	1	35	34
Deferred income tax recovery (expense)	4	3	(1)	1	6	13	—	4	17
Other	(4)	(1)	(6)	(2)	(49)	(62)	—	(84)	(146)
Dividends on class A exchangeable shares(1)	—	—	—	—	(52)	(52)	—	—	(52)
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	94	94	—	—	94
Share of earnings from equity-accounted investments	—	—	—	—	—	—	(4)	—	(4)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	212	212
Net income (loss) attributable to the partnership	$61	$(8)	$(12)	$5	$(55)	$(9)	$—	$—	$(9)
(1)Share of earnings from equity-accounted investments of $2 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests of $53 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests. Total interest expense of $220 million is comprised of amounts on Interest expense and Dividends on class A exchangeable shares.

Brookfield Renewable Corporation	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2020:

	Attributable to the partnership					Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Storage & Other	Corporate	Total
Revenues	$293	$11	$12	$—	$316	$(12)	$549	$853
Other income	4	—	—	—	4	—	6	10
Direct operating costs	(93)	(6)	(7)	—	(106)	5	(178)	(279)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	7	—	7
Adjusted EBITDA	204	5	5	—	214	—	377
Management service costs	—	—	—	(19)	(19)	—	(10)	(29)
Interest expense(1)	(35)	(3)	(2)	—	(40)	2	(130)	(168)
Current income taxes	(7)	—	—	—	(7)	—	(12)	(19)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	(2)	—	(2)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	(225)	(225)
Funds From Operations	162	2	3	(19)	148	—	—
Depreciation	(60)	(10)	(5)	—	(75)	3	(187)	(259)
Foreign exchange and financial instruments gain (loss)	15	—	(1)	1	15	1	19	35
Deferred income tax recovery (expense)	(19)	1	—	—	(18)	—	(23)	(41)
Other	(7)	—	(1)	—	(8)	—	(1)	(9)
Share of earnings from equity-accounted investments	—	—	—	—	—	(4)	—	(4)
Net income attributable to non-controlling interests	—	—	—	—	—	—	192	192
Net income (loss) attributable to the partnership	$91	$(7)	$(4)	$(18)	$62	$—	$—	$62
(1)Share of earnings from equity-accounted investments of $1 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $33 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

Brookfield Renewable Corporation	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

The following table presents information on a segmented basis about certain items in our company's statements of financial position and reconciles the company's proportionate results to the consolidated statements of financial position by aggregating the components comprising the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to the partnership						Contribution from equity- accounted investments	Attributable to non- controlling interests	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Solar	Energy transition	Corporate	Total
As at March 31, 2021
Cash and cash equivalents	$33	$28	$36	$14	$1	$112	$(2)	$188	298
Property, plant and equipment	11,263	1,531	1,677	1,133	—	15,604	(515)	18,920	34,009
Total assets	12,217	2,095	1,832	1,186	11	17,341	(170)	20,962	38,133
Total borrowings	2,621	846	1,252	501	—	5,220	(164)	7,243	12,299
Other liabilities	2,927	548	217	86	7,530	11,308	(6)	3,794	15,096
For the three months ended March 31, 2021:
Additions to property, plant and equipment	57	12	18	—	—	87	(1)	179	265
As at December 31, 2020
Cash and cash equivalents	$32	$42	$39	$21	$—	$134	$(3)	$224	355
Property, plant and equipment	11,542	2,093	1,709	1,151	—	16,495	(517)	20,119	36,097
Total assets	12,414	2,329	1,867	1,207	9	17,826	(173)	21,820	39,473
Total borrowings	2,690	1,043	1,302	488	—	5,523	(164)	7,463	12,822
Other liabilities	2,844	396	200	108	7,577	11,125	(10)	3,811	14,926
For the three months ended March 31, 2020:
Additions to property, plant and equipment	15	—	—	2	—	17	2	104	123

Brookfield Renewable Corporation	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

Additional Segment Information
The following table presents consolidated revenue split by technology for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2021	2020
Hydroelectric	478	569
Wind	202	138
Solar	108	143
Energy transition	51	3
Total	$839	$853
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	March 31, 2021	December 31, 2020
North America	$19,934	$21,242
Colombia	7,577	8,150
Brazil	2,558	2,711
Europe	4,312	4,366
	$34,381	$36,469
5. INCOME TAXES
The company's effective income tax rate was 6.1% for the three months ended March 31, 2021 (2020: 38.7%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income not subject to tax.
6. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Other(1)	Total(2)
As at December 31, 2020	$22,846	$6,316	$6,786	$149	$36,097
Additions	132	45	76	12	265
Transfer to assets held for sale	—	(744)	—	—	(744)
Items recognized through OCI
Change in fair value	—	(272)	—	—	(272)
Foreign currency translation	(827)	(69)	(138)	(13)	(1,047)
Items recognized through net income
Depreciation	(107)	(101)	(79)	(3)	(290)
As at March 31, 2021(3)	$22,044	$5,175	$6,645	$145	$34,009
(1)Includes cogeneration and biomass.
(2)Includes assets under construction of $539 million (2020: $452 million).
(3)Includes right-of-use assets not subject to revaluation of $56 million (2020: $55 million) in our hydroelectric segment, $138 million (2020: $159 million) in our wind segment, $160 million (2020: $149 million) in our solar segment, and $2 million (2020: $2 million) in other.

Brookfield Renewable Corporation.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

7. BORROWINGS
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, and non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in the United States and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”) and the Euro Interbank Offered Rate ("EURIBOR"). The company uses interest rate swap agreements in the United States and Colombia to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia include floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, or Colombian Consumer Price Index (“IPC”), the Banco Central de Colombia inflation rate, plus a margin.
It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace € LIBOR. £ LIBOR and € LIBOR replacement is expected to be effective prior to December 31, 2021. US$ LIBOR replacement is expected to become effective prior to June 30, 2023. As at March 31, 2021, none of the company’s floating rate borrowings have been impacted by these reforms.
The composition of non-recourse borrowings is presented in the following table:

	March 31, 2021				December 31, 2020
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings
Hydroelectric(1)	4.9	8	$5,279	$5,682	4.9	8	$5,412	$6,108
Wind	3.5	10	2,603	2,784	3.8	10	3,041	3,428
Solar	3.4	12	3,519	3,960	3.4	12	3,480	4,038
Energy transition	3.8	12	925	979	3.8	12	926	1,021
Total	4.1	10	$12,326	$13,405	4.1	10	$12,859	$14,595
Add: Unamortized premiums(1)			57				56
Less: Unamortized financing fees(1)			(84)				(93)
Less: Current portion			(898)				(775)
			$11,401				$12,047
(1)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
In the first quarter of 2021, the company completed a financing of COP 180 billion ($50 million). The debt, drawn in two tranches, bears interest at the applicable base rate plus an average margin of 1.09% and matures in March 2023.
8. NON-CONTROLLING INTERESTS
The company`s non-controlling interests are comprised of the following:

(MILLIONS)	March 31, 2021	December 31, 2020
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$9,683	$10,290
Participating non-controlling interests – in a holding subsidiary held by Brookfield Renewable	241	258
	$9,924	$10,548

Brookfield Renewable Corporation.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Isagen institutional investors	Isagen public non-controlling interests	The Catalyst Group	TerraForm Power	Other	Total
As at December 31, 2020	$1,002	$1,902	$3,082	$74	$2,650	$14	$97	$961	$508	$10,290
Net income (loss)	(1)	(2)	(25)	(1)	47	—	6	(44)	(36)	(56)
Other comprehensive income (loss)	(91)	(31)	(99)	(8)	(219)	(1)	—	(3)	1	(451)
Capital contributions	—	—	—	27	—	—	—	—	—	27
Dividends declared	(3)	(5)	(55)	—	(28)	—	—	(41)	(4)	(136)
Other	—	—	(8)	—	1	—	—	(8)	24	9
As at March 31, 2021	$907	$1,864	$2,895	$92	$2,451	$13	$103	$865	$493	$9,683
Interests held by third parties	75% - 80%	43% - 60%	23% - 71%	75%	53%	0.3%	25%	33%	21% - 30%

Brookfield Renewable Corporation.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021

9. BEPC EXCHANGEABLE SHARES, BEPC CLASS B SHARES AND BEPC CLASS C SHARES
The BEPC exchangeable and BEPC class B shares are classified as liabilities due to their exchangeable and cash redemption features. The BEPC class B shares and the BEPC exchangeable shares issued pursuant to the special distribution and the TerraForm Power acquisition were recognized at their fair value of $28.28 per share. Subsequent to initial recognition, the BEPC exchangeable and BEPC class B shares are recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one BEP unit. As at March 31, 2021, exchangeable and BEPC class B shares were remeasured to reflect the NYSE closing price of one BEP unit, $42.60 per share. Remeasurement gains or losses associated with these shares are recorded in the statements of operating results. During the three months ended March 31, 2021, our shareholders exchanged 3,609 BEPC exchangeable shares for an equal number of partnership units resulting in a less than $1 million in our financial liability. The company paid dividends of $52 million on its BEPC exchangeable shares outstanding during the three months ended March 31, 2021. Dividends paid on BEPC exchangeable shares are presented as interest expense in the statement of operating results.
The following table provides a continuity schedule of outstanding BEPC exchangeable shares and BEPC class B shares along with our corresponding liability and remeasurement gains and losses.

	BEPC exchangeable shares outstanding (units)	BEPC class B shares outstanding (units)	BEPC exchangeable and BEPC class B shares ($ million)
Balance as at December 31, 2020	172,180,417	165	$7,430
Share issuance(1)	25,390	—	—
Share exchanges(2)	(3,609)	—	—
Remeasurement of liability	—	—	(94)
Balance as at March 31, 2021	172,202,198	165	$7,336
(1) Associated with the restricted stock units of TerraForm Power that were assumed by the company as part of the acquisition of TerraForm Power on July 31, 2020, adjusted for the three-for-two share split in December 2020.
(2) The unit price reflected here represents the weighted average price of the partnership units exchanged during the period and is calculated based on the NYSE closing price per unit on the date of exchange.
Similar to BEPC exchangeable shares and BEPC class B shares, BEPC class C shares are classified as liabilities due to their cash redemption feature. However, BEPC class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. There are 189.6 million BEPC class C shares issued and outstanding as at March 31, 2021.
In December 2020, the company entered into a normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up 8.6 million BEPC exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bids will expire on December 15, 2021, or earlier should the company complete its repurchases prior to such date. There were no BEPC exchangeable shares repurchased during the three months ended March 31, 2021.
10. EQUITY-ACCOUNTED INVESTMENTS
The following are the company’s equity-accounted investments for the three months ended March 31, 2021:

(MILLIONS)	March 31, 2021
Opening balance	$372
Share of net earnings	2
Foreign exchange translation and other	(2)
Ending balance	$372

Brookfield Renewable Corporation.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021
20

11. CASH AND CASH EQUIVALENTS
The company’s cash and cash equivalents are as follows:

(MILLIONS)	March 31, 2021	December 31, 2020
Cash	$289	$347
Short-term deposits	9	8
	$298	$355
12. RESTRICTED CASH
The company’s restricted cash is as follows:

(MILLIONS)	March 31, 2021	December 31, 2020
Operations	$129	$123
Credit obligations	88	72
Development projects	28	34
Total	245	229
Less: non-current	(86)	(75)
Current	$159	$154
13. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
The company's trade receivables and other current assets are as follows:

(MILLIONS)	March 31, 2021	December 31, 2020
Trade receivables	$414	$471
Prepaids and other	68	45
Inventory	22	22
Income tax receivables	4	5
Other short-term receivables	78	80
	$586	$623
The company receives payment monthly for invoiced PPA revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The company's accounts payable and accrued liabilities are as follows:

(MILLIONS)	March 31, 2021	December 31, 2020
Operating accrued liabilities	$164	$203
Accounts payable	100	114
Interest payable on borrowings	65	65
BEPC exchangeable shares distributions payable(1)	17	11
Current portion of lease liabilities	28	30
Other	24	27
	$398	$450
(1)Includes amounts payable only to external shareholders. Amounts payable to Brookfield and the partnership are included in due to related parties.

Brookfield Renewable Corporation.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021
21

15. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, the company has entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
The company, alongside institutional partners, entered into a commitment to invest approximately R$54 million ($10 million) to acquire a 270 MW wind development portfolio in Brazil. The transaction is expected to close in the first quarter of 2022 subject to customary closing conditions, with the company expected to hold a 25% interest.
The company, alongside institutional partners, entered into a commitment to invest COP 153 billion ($41 million) to acquire a 38 MW portfolio of solar development projects in Colombia. The transaction is expected to close in the first quarter of 2022, subject to customary closing conditions, with the company expected to hold a 24% interest.
An integral part of the company’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the company’s profile. In the normal course of business, the company has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, the company will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), the company, or by co-investors.
Contingencies
Our company and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on our company’s consolidated financial position or results of operations.
On December 22, 2020, our subsidiary, TerraForm Power, received an adverse summary judgment ruling in connection with litigation relating to a historical contractual dispute. This litigation predates the 2017 acquisition of an initial 51% interest in TerraForm Power by the company and its institutional partners. The dispute relates to an allegation that TerraForm Power was obligated to make earn-out payments in connection with the acquisition of certain development assets by TerraForm Power’s former parent company from a third party. The court’s ruling in favor of the plaintiffs awarded approximately $231 million plus 9% annual non-compounding interest that has accrued at the New York State statutory rate since May 2016. Subsequent to the quarter, TerraForm Power reached a final settlement with the plaintiffs. The settlement amount was approximately $50 million less than the amount of the court’s ruling, inclusive of accrued interest, and was paid by TerraForm Power. The company has recognized a corresponding provision on its consolidated statement of financial position. Following this settlement, TerraForm Power commenced activities to pursue a recovery of all or a partial amount of the settlement. A partially-owned subsidiary of the company and shareholder of TerraForm Power is contractually entitled to be issued additional TerraForm Power shares as compensation for the cost of the litigation, which will result in an immaterial dilution of the company’s interest in TerraForm Power.
The company’s subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
The company, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, the Brookfield Infrastructure Fund III, and the Brookfield Infrastructure Fund IV. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by the company’s subsidiaries as at March 31, 2021 were $632 million (2020: $687 million).
 Guarantees
In the normal course of operations, the company executes agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, sales and

Brookfield Renewable Corporation.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021
22

purchases of assets and services, and the transfer of tax credits or renewable energy grants from tax equity partnerships. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings and guarantee agreements prevents the company from making a reasonable estimate of the maximum potential amount that the company could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.
Two subsidiaries of the company fully and unconditionally guaranteed (i) the medium term notes issued and payable by Brookfield Renewable Partners ULC, a finance subsidiary of Brookfield Renewable, (ii) the senior preferred shares of Brookfield Renewable Power Preferred Equity Inc., (iii) certain preferred units of Brookfield Renewable, (iv) the obligations of Brookfield Renewable under its bilateral credit facilities and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
16. RELATED PARTY TRANSACTIONS
The company’s related party transactions are recorded at the exchange amount. The company’s related party transactions are primarily with the partnership and Brookfield.
The following table reflects the related party agreements and transactions for the three months ended March 31 in the interim consolidated statements of income:

	Three months ended March 31
(MILLIONS)	2021	2020
Revenues
Power purchase and revenue agreements	$73	$126
Direct operating costs
Energy purchases(1)	$(4)	$(3)
Energy marketing & other services	(1)	(6)
Insurance services(2)	—	(5)
	$(5)	$(14)
Interest expense
Borrowings	$—	$(1)
Management service costs	$(55)	$(29)
(1)Certain subsidiaries that the company controls, through a voting agreement, have entered into agreements to appoint the partnership as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in power purchase prices. For the three months ended March 31, 2021, the company recognized $62 million gains (2020: nil) associated with agency arrangement which have been excluded from energy purchases.
(2)Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of our company. Beginning 2020, insurance services are paid for directly to external insurance providers. The fees paid to the subsidiary of Brookfield Asset Management for the three months ended March 31, 2020 were nil. .
17. SUBSEQUENT EVENTS
Subsequent quarter end, an agreement between the company and the partnership became effective to fully internalize all energy marketing capabilities in North America into the company.
The related party power purchase agreements being transferred to the company include those related to certain power facilities in Maine and New Hampshire held by Great Lakes Holding America. Certain third-party power purchase agreements will also be transferred to the company as part of the Energy Market Internalization of the partnership’s North American energy marketing business.

Brookfield Renewable Corporation.	Q1 2021 Interim Consolidated Financial Statements and Notes	March 31, 2021
23

GENERAL INFORMATION
Corporate Office
250 Vesey Street
New York, NY
United States
Tel:  (441) 294-3304
Fax: (441) 516-1988
https://bep.brookfield.com/bepc
Officers of Brookfield Renewable Corporation
Connor Teskey
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of Brookfield Renewable Corporation
Jeffrey Blidner
Eleazar de Carvalho Filho
Scott Cutler
Nancy Dorn
David Mann
Lou Maroun
Patricia Zuccotti
Stephen Westwell
Exchange Listing
NYSE: BEPC (share unit)
TSX:    BEPC (share unit)
Investor Information
Visit Brookfield Renewable Corporation online at
https://bep.brookfield.com/bepc for more information. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

BROOKFIELD RENEWABLE CORPORATION

bep.brookfield.com

NYSE: BEPC
TSX: BEPC.UN